UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tigo Energy, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

88675P 103

(CUSIP Number)

Amarelle Mead

c/o Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150,

Campbell, California 95008

(408) 402-0802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88675P 103

1	Names of Reporting Persons Zvi Alon
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,356,900 (1)
	8	Shared Voting Power 14,464,132 (2)
	9	Sole Dispositive Power 1,356,900 (1)
	10	Shared Dispositive Power 14,464,132 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,821,032
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.6% (3)
14	Type of Reporting Person IN

(1)	Consists of shares of common stock, par value $0.0001 per share (the “Common Stock”) underlying exercisable stock options held by the Reporting Person.

(2)	Includes (i) 12,689,306 shares of Common Stock held by Alon Ventures, LLC, of which Mr. Alon is co-manager and (ii) 1,774,826 shares held by The Zvi and Ricki Alon Trust U/A/D June 29, 2017 of which Mr. Alon is the trustee.

(3)	All percentages are based on an aggregate of 58,144,543 shares of common stock outstanding on May 23, 2023 as reported in the Issuer’s Current Report on Form 8-K filed on May 30, 2023.

CUSIP No. 88675P 103

1	Names of Reporting Persons Alon Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,689,306
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,689,306

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,689,306
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% (1)
14	Type of Reporting Person OO

(1)	All percentages are based on an aggregate of 58,144,543 shares of common stock outstanding on May 23, 2023 as reported in the Issuer’s Current Report on Form 8-K filed on May 30, 2023.

CUSIP No. 88675P 103

1	Names of Reporting Persons The Zvi and Ricki Alon Trust U/A/D June 29, 2017
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,774,826
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,774,826

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,826
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1% (1)
14	Type of Reporting Person OO

(1)	All percentages are based on an aggregate of 58,144,543 shares of common stock outstanding on May 23, 2023 as reported in the Issuer’s Current Report on Form 8-K filed on May 30, 2023.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tigo Energy, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 655 Campbell Technology Parkway, Suite 150, Campbell, California 95008. Prior to the Business Combination (as defined below), the Issuer was known as Roth CH Acquisition IV Co. (“ROCG”).

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Zvi Alon, Alon Ventures, LLC, and the Zvi and Ricki Alon Trust U/A/D June 29, 2017 (each a “Reporting Person” and collectively the “Reporting Persons”).

(b) The Reporting Persons’ business address is 27673 Lupine Rd. Los Altos Hills, CA 94022.

(c) Mr. Alon’s present principal occupation is Chief Executive Officer and Chairperson of the Issuer. Alon Ventures, LLC is an investment company.

(d)-(e) During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Zvi Alon is a citizen of the United States. Alon Ventures, LLC is a California limited liability company (“Alon Ventures”). The Zvi and Ricki Alon Trust U/A/D June 29, 2017 is a trust organized in the State of California (the “Trust”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), (i) Mr. Alon received options to receive 1,356,900 shares of Common Stock in exchange for Legacy Tigo (as defined below) stock options, all of which are currently exercisable; (ii) Alon Ventures received 12,689,306 shares of Common Stock; and (iii) the Trust received 1,774,826 shares of Common Stock.

Item 4.	Purpose of Transaction

Business Combination

On May 23, 2023 (the “Closing Date”), pursuant to an agreement and plan of merger, dated as of December 5, 2022 and as amended on April 6, 2023 (the “Merger Agreement”), by and among ROCG, Roth IV Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ROCG (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (“Legacy Tigo”), Merger Sub merged with and into Legacy Tigo (the “Business Combination”). Following the Business Combination, ROCG was renamed Tigo Energy, Inc.

As a result of the Business Combination, the Issuer directly owns 100% of the outstanding common stock of Legacy Tigo as the surviving company in the Business Combination and each share of common stock of Legacy Tigo outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive shares of Common Stock, in accordance with the Merger Agreement, at a ratio of approximately 1-to-0.233335 (the “Exchange Ratio”). In addition, (i) each outstanding option to purchase shares of Legacy Tigo common stock outstanding immediately prior to the effective time of the Business Combination was cancelled and extinguished and collectively converted into the right to receive an option to acquire Common Stock at the Exchange Ratio with the same terms and conditions as applied to the option immediately prior to the Closing Date, (ii) each Legacy Tigo outstanding vested restricted stock unit award was cancelled and extinguished and collectively converted into the right to receive shares of Common Stock at the Exchange Ratio, and (iii) each Legacy Tigo outstanding unvested restricted stock unit award was cancelled and extinguished and collectively converted into the right to receive an unvested restricted stock unit award covering Common Stock at the Exchange Ratio with the same terms and conditions as applied to the restricted stock unit award immediately prior to the Closing Date.

General

In his capacity as Chief Executive Officer and Chairperson of the Issuer, Mr. Alon may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In light of his responsibilities to the Issuer, Mr. Alon does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the provisions of the Bylaws and the Issuer’s insider trading policies, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The responses of each of the Reporting Persons with respect to rows 11 through 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to the footnotes to such information) are incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock

(d) No person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On May 23, 2023, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with CHLM Sponsor LLC, a Delaware limited liability company (“CHLM”), CR Financial Holdings, Inc., a New York company (“CRFH” and, together with CHLM, the “Sponsors”), certain stockholders of ROCG and certain stockholders of Legacy Tigo, pursuant to which, among other things, the Company agreed to undertake certain shelf registration obligations in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

The foregoing description of the Registration Rights Agreement is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Lock-Up Agreement and Bylaw Restrictions

On May 23, 2023, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, Alon Ventures entered into a lock-up agreement (the “Lock-Up Agreement”) with the Company. Pursuant to the Lock-up Agreement, Alon Ventures agreed, among other things, that its shares received as merger consideration may not be transferred until November 23, 2023, the date that is six months following the Closing Date. However, Along Ventures may transfer, subject to restrictions under applicable securities laws, (i) up to 5% of the shares of Common Stock held by it immediately after the Closing Date, or such shares of Common Stock otherwise issued or issuable in connection with the Business Combination, until August 1, 2023, the date that is 90 days after the Closing Date, and (ii), from August 22, 2023, the 91st day after the Closing Date, through November 23, 2023, up to an additional 5% (for a total of up to 10% during such periods) of shares of Common Stock held by it immediately after the Closing Date; provided, that, for the avoidance of doubt, the remaining 90% of the shares of Common Stock held by it immediately after the Closing Date may be transferred beginning on November 23, 2023.

In addition to the Lock-Up Agreement, the bylaws of the Issuer (the “Bylaws”) contain a provision that also prohibits the transfer of shares of Common Stock of the Company held immediately following the Closing Date, or such shares of Common Stock otherwise issued or issuable in connection with the transactions contemplated by the Merger Agreement, until November 23, 2023. The Bylaws, similar to the Lock-Up Agreements, permit the transfer, subject to restrictions under applicable securities laws, (i) up to 5% of the shares of Common Stock held immediately after the Closing Date, or such Common Stock otherwise issued or issuable in connection with the Business Combination, until August 1, 2023, the date that is 90 days after the Closing Date, and (ii), from August 22, 2023, the 91st day after the Closing Date, through November 23, 2023, up to an additional 5% (for a total of up to 10% during such periods) of shares of Common Stock held by the holder immediately after the Closing Date. The Bylaw provision applies to all shareholders of the Company that were issued shares of Common Stock of the Company in accordance with, and pursuant to, the Merger Agreement, which includes each of the Reporting Persons.

In connection with the consummation of the Business Combination, the Issuer’s board of directors released from the transfer restrictions contained in the Lock-Up Agreement and Bylaws, as applicable, an additional 3% of shares subject to such restrictions. As a result, the holders of shares subject to the transfer restrictions contained in the Lock-Up Agreement and Bylaws, as applicable, may transfer, subject to restrictions under applicable securities laws, up to 8% of their shares of Common Stock subject to such agreements immediately after the Closing Date.

The foregoing descriptions of the Lock-Up Agreement and the Bylaws are summaries only and do not purport to be complete and are qualified in their entirety by the full text of the Lock-Up Agreement and Article VII of the Bylaws, respectively, copies of which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Options to Purchase Common Stock

Mr. Alon’s options to receive 1,356,900 shares of Common Stock are currently exercisable. Certain of the shares of Common Stock underlying the stock options are subject to a right of repurchase in favor of the Issuer, which right lapses as the stock options vest. The details of the stock options are shown below.

Number of Shares of Common Stock Underlying Options	Exercise Price	Expiration Date	Number of Shares of Common Stock Underlying Options subject to Right of Repurchase	Date(s) on which Right of Repurchase Lapses
582,694	$0.26	04/13/2024	--	--
101,971	$0.60	05/12/2025	--	--
136,933	$0.56	06/19/2026	--	--
82,159	$0.56	08/16/2027	--	--
90,375	$0.64	09/19/2028	--	--
99,413	$0.64	09/11/2029	4,142	06/30/2023
140,001	$0.75	02/24/2026	61,250	01/31/2025
123,354	$2.57	06/22/2032	123,354	05/31/2026

The foregoing description of the stock options is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the Form of 2008 Stock Plan Stock Option Agreement and the Form of 2018 Stock Plan Stock Option Agreement, copies of which are attached hereto as Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

Other than the matters disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Amended and Restated Registration Rights Agreement, dated as of May 23, 2023, by and among Tigo Energy, Inc., CHLM Sponsor LLC, CR Financial Holdings, Inc., and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 30, 2023).

2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-4/A (File No. 333-264811) filed with the SEC on April 20, 2023).

3	Amended and Restated Bylaws of Tigo Energy, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 30, 2023).

4	Form of 2008 Stock Plan Stock Option Agreement.

5	Form of 2018 Stock Plan Stock Option Agreement.

6	Joint Filing Agreement among the Reporting Persons, dated as of June 2, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

ZVI ALON

By:	/s/ Zvi Alon
Name:	Zvi Alon

ALON VENTURES, LLC

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Co-Manager

THE ZVI AND RICKI ALON TRUST U/A/D JUNE 29, 2017

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Trustee